Baker & McKenzie LLP

Suite 3401, China World Office 2

China World Trade Centre

1 Jianguomenwai Dajie

Beijing 100004

People’s Republic of China

中国北京建国门外大街1 号

中国国际贸易中心

国贸写字楼 2 座 3401 室

邮编: 100004

Tel: +86 10 6535 3800

Fax: +86 10 6505 2309 chinalaw@bakermckenzie.com www.bakermckenzie.com

Asia Pacific Bangkok Beijing Brisbane Hanoi Ho Chi Minh City Hong Kong Jakarta Kuala Lumpur* Manila* Melbourne Seoul Shanghai Singapore Sydney Taipei Tokyo Yangon		May 15, 2025 Tonya Aldave Christian Windsor Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Europe, Middle East

& Africa

Abu Dhabi

Almaty

Amsterdam

Antwerp

Bahrain

Barcelona

Berlin

Brussels

Budapest

Cairo

Casablanca

Doha

Dubai

Dusseldorf

Frankfurt/Main

Geneva

Istanbul

Jeddah*

Johannesburg

Kyiv

London

Luxembourg

Madrid

Milan

Munich

Paris

Prague

Riyadh*

Rome

Stockholm

Vienna

Warsaw

Zurich

The Americas

Bogota

Brasilia**

Buenos Aires

Caracas

Chicago

Dallas

Guadalajara

Houston

Juarez

Lima

Los Angeles

Mexico City

Miami

Monterrey

New York

Palo Alto

Porto Alegre**

Rio de Janeiro**

San Francisco

Santiago

Sao Paulo**

Tijuana

Toronto

Washington, DC

* Associated Firm

** In cooperation with

Trench, Rossi e Watanabe

Advogados

Re:

Cheche Group Inc. (CIK No. 0001965473)

Response to the Staff’s Comments on

Post-Effective Amendment No. 3 to Form F-1 on Form F-3

Filed May 6, 2025

File No. 333-274806

Ladies and Gentlemen,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 7, 2025 on the Company’s Post-Effective Amendment No. 3 to Form F-1 on Form F-3 filed on May 6, 2025 (the “Post-Effective Amendment No. 3”). Concurrently with the submission of this letter, the Company is filing its Post-Effective Amendment No. 4 to Form F-1 on Form F-3 (the “Post-Effective Amendment No. 4”) via EDGAR to the Commission. To facilitate your review, we have separately sent to you via email today a copy of the Post-Effective Amendment No. 4, marked to show changes to the Post-Effective Amendment No. 3, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Post-Effective Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Post-Effective Amendment No. 4.

Beijing Suite 3401, China World Office 2 China World Trade Centre 1 Jianguomenwai Dajie Beijing 100004 People’s Republic of China Tel: +86 10 6535 3800 Fax: +86 10 6505 2309	Hong Kong 14th Floor, One Taikoo Place 979 King’s Road, Quarry Bay Hong Kong SAR People’s Republic of China Tel: +852 2846 1888 Fax: +852 2845 0476	Shanghai Unit 1601, Jin Mao Tower 88 Century Avenue Pudong, Shanghai 200121 People’s Republic of China Tel: +86 21 6105 8558 Fax: +86 21 5047 0020

Registered foreign lawyers not admitted to practice in the PRC.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Post-Effective Amendment No. 3 to Form F-1 on Form F-3

Cover page

1.	We note your response to prior comment 1 and your revised disclosure that the “PRC government has significant oversight and discretion over the conduct of [your] business and may intervene with or influence [your] operations as the government deems appropriate to further regulatory, political and societal goals.” Please remove the phrase “to further regulatory, political and societal goals.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Post-Effective Amendment No. 4 to remove the phrase “to further regulatory, political and societal goals.”

Summary of the Prospectus

Risks Related to Doing Business in China, page 11

2.	We note your response to prior comment 2 and your revised disclosure. Please further revise the first bullet point in this section to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Post-Effective Amendment No. 4.

3.

We note your response to prior comment 2 and your revised disclosure. Please further revise the second bullet point in this section to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Post-Effective Amendment No. 4.

4.

We note your response to prior comment 2 and your revised disclosure in this section. Please further revise the third bullet point to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Post-Effective Amendment No. 4.

2

If you have any questions regarding the Revised Draft Registration Statement, please contact Mr. K. Ronnie Li at Baker & McKenzie LLP by telephone at +86 138 1033 4784 or via e-mail at Ronnie.Li@bakermckenziefenxun.com, or the undersigned by telephone at +852 2846 1016 or via e-mail at Dan.Ouyang@bakermckenzie.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.

K. Ronnie Li, Esq., Baker & McKenzie LLP

3